FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec
Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Canadian National Railway Company

Item
1.	Report of Vote Results

Item 1

	Corporate Services	Services corporatifs

Sean Finn
	Executive Vice-President Corporate Services	Vice-président exécutif Services corporatifs
	and Chief Legal Officer	et chef de la direction des Affaires juridiques

www.cn.ca	935 de La Gauchetiere Street West	935, rue de La Gauchetière Ouest
	Montreal, Quebec H3B 2M9	Montréal (Québec) H3B 2M9
	Canada	Canada
	Telephone: (514) 399-7091	Téléphone : 514-399-7091
	Facsimile: (514) 399-4854	Télécopieur : 514-399-4854

VIA SEDAR

April 25, 2017

To:                             Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Superintendent of Securities Office, Newfoundland & Labrador

Department of Justice, Northwest Territories

Nova Scotia Securities Commission

Ontario Securities Commission

Superintendent of Securities Office, Prince Edward Island

Saskatchewan Financial Services Commission

Yukon Securities Office

Department of Justice, Nunavut

RE:	Canadian National Railway Company
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the Annual Meeting of Shareholders of Canadian National Railway Company (the “Company”) held on Tuesday, April 25, 2017, at 9:00 a.m., (Central Standard Time) in The Hotel Saskatchewan, Regency Ballroom, 2125 Victoria Avenue, Regina, Saskatchewan, Canada (the “Meeting”), and in accordance with section 11.3 of NI 51-102 — Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting.

1. Election of Directors

A ballot was conducted with respect to the election of directors. The 13 director nominees proposed by management were elected as directors. According to proxies received and ballots cast, each of the following 13 individuals were elected as directors of the Company until the next annual shareholder meeting or until such person’s successor is elected or appointed, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Shauneen Bruder	529,111,130	99.87	704,964	0.13
Donald J. Carty	524,329,111	98.96	5,486,983	1.04
Amb. Gordon D. Giffin	517,940,878	97.76	11,875,216	2.24
Julie Godin	529,024,233	99.85	791,861	0.15
Edith E. Holiday	516,126,753	97.42	13,689,341	2.58
Luc Jobin	527,698,116	99.60	2,117,978	0.40
V. Maureen Kempston Darkes	514,678,191	97.14	15,137,903	2.86
The Hon. Denis Losier	521,382,053	98.41	8,434,041	1.59
The Hon. Kevin G. Lynch	528,829,987	99.81	986,107	0.19
James E. O’Connor	526,447,258	99.36	3,368,836	0.64
Robert Pace	522,594,343	98.64	7,218,957	1.36
Robert L. Phillips	520,111,109	98.17	9,704,985	1.83
Laura Stein	526,397,093	99.35	3,419,001	0.65

2. Appointment of Auditors

KPMG LLP was appointed as the Company’s auditors until the next annual meeting of shareholders, by a majority of the shareholders on a show of hands. The percentage of common shares with proxies received “FOR” the appointment of the auditors was 98.49% of the common shares represented as follows:

Votes For — 540,865,138 (98.49%)

Votes Withheld — 8,283,452 (1.51%)

3. Non-binding Advisory Resolution on Executive Compensation

A ballot was conducted with respect to the non-binding advisory vote on the Company’s approach to Executive compensation. The percentage of common shares voted “FOR” was 97.98% of the common shares represented at the Meeting as follows:

Votes For — 519,126,929 (97.98%)

Votes Against — 10,688,267 (2.02%)

Yours truly,

/s/ Sean Finn
Executive Vice-President
Corporate Services and Chief Legal Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: April 25, 2017	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel